Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 14, 2005.

Item 3	News Release
The news release was disseminated on April 14, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report highlights from its ongoing program of diamond drilling at its wholly-owned Pitarrilla silver project located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico. A total of 3,650 meters in 22 holes was completed in this phase, resulting in the discovery of two new silver zones, Breccia Ridge and Javelina Creek, and significantly enhancing the property's resource potential. The project now hosts four drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones.

Item 5	Full Description of Material Change
See attached news release dated April 14, 2005.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 15, 2005.

April 14, 2005	Trading Symbols:
News Release 05-04	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS 825 FEET GRADING 1.9 OZ./TON SILVER PLUS BASE
METALS IN NEW SILVER ZONE AT PITARRILLA IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report highlights from its ongoing program of diamond drilling at its wholly-owned Pitarrilla silver project located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico. A total of 3,650 meters in 22 holes was completed in this phase, resulting in the discovery of two new silver zones, Breccia Ridge and Javelina Creek, and significantly enhancing the property’s resource potential. The project now hosts four drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones.

Highlights from the current program include:

•	Hole BPD-15 at Breccia Ridge which intersected:

825.1 feet averaging 1.9 ounces of silver per ton (251.5 meters averaging 64.5 grams of silver per tonne), 0.56% lead and 0.84% zinc; including 580 feet averaging 2.3 ounces of silver per ton (176.7 meters averaging 80.1 grams of silver per tonne), 0.70% lead and 1.13% zinc;

•	Hole BPD-04 at Javelina Creek which intersected:
89.6 feet averaging 4.0 ounces of silver per ton (27.3 meters averaging 136.6 grams of silver per tonne) mineralized from surface similar to the Cordon Colorado and Peña Dyke zones;

•	Hole BPD-12 at Cordon Colorado which intersected:
268.7 feet averaging 2.6 ounces of silver per ton (81.9 meters averaging 90.3 grams of silver per tonne).

Three holes spaced over a strike length of approximately 400 meters intersected the new Breccia Ridge Zone. The wide zone, which appears to be substantial, cuts across the top of Cerro Pitarrilla and is nested between the Cordon Colorado, Peña Dyke and Javelina Creek Zones. Assays are still pending for BPD-17 which is collared at an elevation that is approximately 130 meters lower than BPD-1 and BPD-15. Highlights of the first two holes include:

Hole No.	Location (UTM)	Dip/ Azimuth	Hole Length (meters)	From	To	Interval (meters)*	Silver (in g/t)	Lead (%)	Zinc (%)	Interval (feet)	Silver (oz./ton)
BPD-1	503796E 2811249N	50°/ 250°	324.6	56.4	60.5	4.1	251.2	0.36	0.18	13.5	7.3
				120.4	155.4	35.0	118.5	0.46	0.32	114.8	3.5
			and	152.4	202.7	50.3	44.0	0.49	1.55	165.0	1.3
			incl.	185.9	198.1	12.2	76.9	0.81	2.35	40.0	2.2
BPD-15	503860E 2811150N	50°/ 220°	355.1	76.2	327.7	251.5	64.5	0.56	0.84	825.1	1.9
			incl.	118.9	295.6	176.7	80.1	0.70	1.13	579.7	2.3
			incl.	239.3	281.9	42.6	71.4	1.45	2.92	139.8	2.1
BPD-17	503798E 2810700N	50°/ 25°	452.6	Pending

* True thicknesses to be determined.

The Breccia Ridge Zone can be traced over 900 meters on surface along which additional drilling is being planned. Assay results from BPD-17 are outstanding and will be reported on receipt.

Robert Quartermain, president of the company, said, “I am very excited about these significant new results at Pitarrilla. This project has evolved from a prospecting venture 18 months ago to one of Silver Standard’s most important projects today. Since we own the project entirely, we have been able to deliver accretive silver growth to our shareholders.

“Our plan now is to increase the tempo of exploration on site, including the addition of a second drill and helping to unlock the project’s full market potential for the benefit of our shareholders.”

Remarking on the significance of the three drill intersections on the Breccia Ridge Zone, Ron Burk, chief geologist for Silver Standard, said, “We are now starting to see diamond drill evidence of the upper levels of a classic epithermal system similar to other Mexican silver-lead-zinc districts. Since we’re in the early stages of this emerging discovery, we’ll need to complete further drilling along strike and to depth at Breccia Ridge to define the size and grade of the mineralized system.”

The Javelina Creek Zone is located at surface approximately 800 meters northeast of the Breccia Ridge Zone and is flat-lying and mineralized from surface, similar to the Cordon Colorado and Peña Dyke Zones. The holes reported in the table that follows were designed to define the geometry of silver mineralization at Javelina Creek discovered during prospecting in 2003. The zone has been tested by six additional diamond drill holes for which assay results are pending.

The objective of diamond drilling at Cordon Colorado was to gain further information on the zone’s geologic setting and was located in areas that had previously been tested by reverse circulation (RC) drilling. BPD-12 was drilled in the vicinity of other RC holes that also intersected thick sequences of higher grade silver mineralization.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. The property was acquired by staking. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tones grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla. For other news releases related to the Pitarrilla project, please refer to Silver Standard’s web site: www.silverstandard.com. A surface plan map and a photograph of the Cordon Colorado and Breccia Ridge zones are posted under “News Releases.”

Silver Standard Resources Inc. is a well-financed silver resource company with almost $40.0 million in cash, 1.95 million ounces of physical silver, and marketable securities. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at >invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED DIAMOND DRILL DRILL RESULTS

PITARRILLA, MEXICO, April 2005 *

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/t)	Interval (in feet)	Silver Grade (in oz./ton)
Javelina Creek Zone
BPD-02	4542E 1603N	0.0	13.7	13.7	156.8	44.9	4.6
		39.6	73.1	33.5	59.6	109.9	1.7
BPD-03	4689E 1572N	50.3	91.4	41.1	129.8	134.8	3.8
BPD-04	4669E 1596N	0.0	27.3	27.3	136.6	89.6	4.0
Cordon Colorado Zone
BPD-12	3165E 0667N	5.0	86.9	81.9	90.3	268.7	2.6
BPD-13	3294E 0748N	5.2	55.5	50.3	47.5	165.0	1.4
BPD-14	3425E 0655N	4.6	48.8	44.2	129.7	145.0	3.8
	incl.	4.6	24.4	19.8	212.4	65.0	6.2

* True thicknesses to be determined. Assays are pending for BPD-03. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.